EXHIBIT 21

Subsidiaries of the Registrant

The following is a list of the subsidiaries of Tii Network Technologies, Inc. as of March 31, 2011.  This list excludes certain subsidiaries which, if considered in the aggregate, would not constitute a significant subsidiary within the meaning of Rule 1-02(v) of Regulation S-X.

Name	Where Incorporated

Porta Systems Limited	England

Porta Systems Distribution S.A. de C.V.	Mexico

Frederick Fiber Optics Inc.	United States